SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/19/23


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
281,994

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
281,994


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
281,994 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
4.19%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
398,838

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
398,838


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
398,838 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.92%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
398,838

9. SOLE DISPOSITIVE POWER
0
_______________________________________________________

10. SHARED DISPOSITIVE POWER
398,838


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
398,838 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.92%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________


Item 1. SECURITY AND ISSUER

This Constitutes Amendment #1 to the schedule 13d filed
October 16, 2023. Except as specifically set forth herein, the Schedule 13d remaines unmodified



ITEM 4. PURPOSE OF TRANSACTION

See exhibit A. Letter to the Secretary.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 7/07/2023 there were 6,735,367 shares of common stock outstanding as of 4/30/2023. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor.
As of October 19, 2023 Bulldog Investors, LLP is deemed to be the beneficial owner of 281,994 shares of PGZ (representing 4.19% of PGZ's outstanding shares) solely by virtue of Bulldog Investors LLP's power to direct the vote of,and dispose of, these shares.
As of October 19, 2023, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 398,838 shares of PGZ (representing 5.92% of PGZ's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 0 shares. Bulldog Investors, LLP has shared power to dispose of and vote 281,994 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of PGZ's shares) share this power with Bulldog Investors, LLP. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 116,844 shares.


c) Since the last filing on 10/16/23 the following shares of PGZ were purchased.

Date			Shares		 Price
10/16/2023		482		8.9000
10/17/2023		6,385		8.9400
10/18/2023		10,113		8.7674
10/19/2023		12,500		8.7111



d) Clients of Bulldog Investors, LLP and a closed-end investment company for which Messrs. Goldstein and Dakos have investment authority are entitled to receive any dividends or sales proceeds.

e) N/A

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/20/2023

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

  Special Opportunities Fund, Inc.
  615 East Michigan Street,
  Milwaukee, WI 53202

October 19, 2023

Nicholas Adams, Secretary
Principal Real Estate Income Fund
1290 Broadway, Suite 1000
Denver, Colorado 80203

Dear Mr. Adams:

I am the Chairman of Special Opportunities Fund, Inc. ("SPE"), which beneficially owns 189,415 shares of Principal Real Estate Income Fund (the "Trust"). I am also a managing partner of Bulldog Investors, LLP ("Bulldog"), SPE's investment advisor. SPE's shares are held by U.S. Bank, N.A., which can provide verification of SPE's ownership if you would like it.

SPE is a member of a Schedule 13D filing group that owns 386,338 shares of the Trust. I have sole or shared investment and voting authority for all 386,338 shares.

In accordance with Section 2.6 of the Trust's bylaws, we hereby advise you that we intend to (1) nominate one person for election as a Trustee of the Trust and (2) present one additional proposal at the Trust's 2024 Annual Meeting of Shareholders.

Our nominee is my son-in-law, Paul Poole. Mr. Poole is 57 years old. He is the U.S. marketing agent for Hiltl Trousers, a clothing manufacturer. His address (business and home) is 17 Quaker Lane, Chappaqua, NY 10514. He owns 767 shares of the Trust in a retirement account that were purchased at $9.58 per share on May 5, 2023 and are held at Muriel Siebert & Co., Inc. and he has not served on the board of any company during the past five years.

The following information is provided in response to the requirements set forth in the third paragraph of Section 2.6.

(i) -- (v): As set forth herein

(vi) - We know of no one who has entered into any of the transactions or arrangements set forth in this subclause.

(vii)(A) - As to Mr. Poole, as set forth herein.
(vii)(A) - Since "acting in concert" is not defined, to avoid doubt as to whether Bulldog is a "Proposed Nominee Associated Person," Bulldog's business address is Park 80 West - Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663.

(vii)(B) - As set forth herein.

(vii)(C) - As to Mr. Poole, as set forth herein.
(vii)(C) - To avoid doubt as to whether Bulldog is a "Proposed Nominee Associated Person," Bulldog may be deemed to be the beneficial owner of 254,753 shares of the Trust.

(vii)(D) - As to Mr. Poole and SPE, as set forth herein. As to Bulldog, 189,415 shares are held by U.S. Bank, N.A. and 65,228 are held by Charles Schwab & Co., Inc. As to me, 14,741 shares are held by Muriel Siebert & Co., Inc.

(vii)(E) - We know of no one who has entered into any of the transactions or other arrangements set forth in this subclause.

(vii)(F) - We know of no one who has entered into any of the transactions or other arrangements set forth in this subclause.

(vii)(G) - Mr. Poole is not an "interested person," as defined in Section 2(a)(19) of the 1940 Act of the Trust and we know of no relationship that would cause him to be an interested person of the Trust.

(vii)(H) -- Mr. Poole satisfies the trustee qualifications set forth in
Section 3.3 as follows: (A) - (C) as set forth herein; (D) Mr. Poole is not an employee, officer, partner, member, trustee or 5% or greater shareholder in any investment adviser or other such entity; (E) Mr. Poole is not and has not been subject to any such action; (F) Mr. Poole has not been charged with, convicted or pled guilty or nolo contendere to, any such criminal offenses; and (G) Mr. Poole is not and has never been the subject of any such ineligibility provisions.

(vii)(I) - As set forth herein.

Our other proposal reads as follows: "The shareholders request that the Board of Trustees take steps to merge the Trust into Principal Real Estate Securities Fund." Our reason for submitting this non-binding proposal is that a merger into a much larger open-end fund with the same investment advisor and with a similar portfolio would (1)eliminate the Trust's persistent discount to net asset value, and (2) dramatically reduce the Trust's expense ratio.

SPE intends to have a representative appear in person or by proxy at the meeting to present our nomination and proposal.

Please advise us if you have any questions or whether any additional information is required. We would like to discuss this matter with a representative of the Trust's Board to see if a proxy contest can be avoided.

				Very truly yours,
     			        /S/ Phillip Goldstein
				Phillip Goldstein
				Chairman